UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Vermillion, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

Richard McCormick
688 Pine Street
Burlington, VT 05401
(802) 923-3826
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 92407M206	Page 2 of 5 Pages

1.	Names of Reporting Persons. Birchview Capital, LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,438,247*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,438,247*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,438,247*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person: IA, PN

*This amount includes 75,314 Shares which may be acquired upon exercise of Warrants.

CUSIP No: 92407M206	Page 3 of 5 Pages

1.	Names of Reporting Persons. Matthew Strobeck
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,469,247*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,469,247*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,469,247*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person: IN, HC

*This amount includes 75,314 Shares which may be acquired upon exercise of Warrants.

SCHEDULE 13D
Page 4 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Schedule 13D filed by Matthew Strobeck (“Mr. Strobeck”) on June 21, 2013, as amended by Amendment No. 1, filed on September 9, 2014, Amendment No. 2, filed on January 22, 2015, and Amendment No. 3, filed on August 3, 2015, and Amendment No. 4, filed on February 17, 2017 (collectively, the “Schedule 13D”) with respect to the Common Stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, TX 78738.

Item 4.                    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 23, 2017, Warrants to purchase 416,666 Shares, held by the Birchview Fund LLC, expired.

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date hereof, Birchview may be deemed to beneficially own 2,438,247 Shares, representing approximately 4.1% of the total number of Shares outstanding.  This amount includes: (i) 1,983,070 Shares held in the SMA; (ii) 379,863 Shares held for the account of Birchview Fund LLC; and (iii) 75,314 Shares obtainable upon exercise of Warrants held for the account of Birchview Fund LLC.

As of the date hereof, Mr. Strobeck may be deemed to beneficially own 2,469,247 Shares, representing approximately 4.1% of the total number of Shares outstanding.  This amount includes: (i) the 2,438,247 Shares beneficially owned by Birchview; and (ii) an additional 31,000 Shares held in custodial accounts in the name of Mr. Strobeck’s wife for the benefit of Mr. Strobeck’s children.

(The percentages reported herein are based on a total of 60,114,652 Shares outstanding, which is the sum of (i) the 60,039,338 Shares outstanding as of March 9, 2018, as reported in the annual report on Form 10-K filed by the Company on March 13, 2018, and (ii) the 75,314 Shares issuable upon exercise by the Reporting Persons of the Warrants, which have been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act.)

(b) The Reporting Persons have shared power to vote or to direct the vote and to dispose or to direct the disposition of the 1,983,070 Shares held in the SMA, the 379,863 Shares held for the account of Birchview Fund LLC and the 75,314 Shares obtainable upon exercise of Warrants held for the account of Birchview Fund LLC.  Mr. Strobeck has shared power to vote or to direct the vote and dispose or to direct the disposition of 31,000 additional Shares held in custodial accounts in the name of Mr. Strobeck’s wife for the benefit of Mr. Strobeck’s children.

(c) On March 26, 2018, the Birchview Fund LLC sold 36,847 Shares in the open market at a weighted average price of $1.3907 per Share. The actual prices for these transactions range from $1.38 to $1.44, inclusive.  On March 27, 2018, the Birchview Fund LLC sold 21,034 Shares in the open market at a weighted average price of $1.3316 per Share. The actual prices for these transactions range from $1.32 to $1.37, inclusive.  On March 28, 2018, the Birchview Fund LLC sold 42,119 Shares in the open market at a weighted average price of $1.3390 per Share. The actual prices for these transactions range from $1.30 to $1.40, inclusive.  The Reporting Persons further undertake to provide upon request by the U.S. Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price within the ranges set forth in Item 5(c).

(d) See disclosure in Item 2(a) and Item 5(a) of this Schedule 13D.  Except as set forth herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) On December 23, 2017, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

SCHEDULE 13D
Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Birchview Capital, LP

By:	/s/ Matthew Strobeck
Name: Matthew Strobeck
Title: Chief Investment Officer

Matthew Strobeck

By:	/s/ Matthew Strobeck

April 3, 2018

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).